# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PATRIOT NATIONAL BANCORP INC, CIK 0001098146
CUSIP: 70336F203
Title of class of securities: Common Stock, par value $0.01
Address of issuer's principal executive offices: 900 Bedford Street, 3rd Floor, Stamford, Connecticut (CT), 06901
Date of event which requires filing of this statement: 09/15/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001857121

## Reporting persons
- LMI Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 285,915; shared voting power 0; sole dispositive power 285,915; shared dispositive power 0; aggregate amount beneficially owned 285,915 (0.25% of the class)
  Comment: The reporting person has not sold any of the Issuer's securities and is filing this amendment because, solely as a result of a change in the aggregate number of the Issuer's outstanding securities, the reporting person's ownership has fallen below 5%.

## Item 1. Issuer
Name of issuer: PATRIOT NATIONAL BANCORP INC
Address of issuer's principal executive offices: 900 Bedford Street, 3rd Floor, Stamford, CT 06901

## Item 2. Person Filing
Name of person filing: LMI Partners, LLC
Address of principal business office or, if none, residence: 954 Lexington Avenue, Suite 124, New York, NY 10021
Citizenship: Delaware/USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 285,915
Percent of class: 0.25% (based on 114,991,017 shares of common stock, $0.01 par value per share outstanding as reported by the Issuer in its prospectus supplement filed with the U.S. Securities and Exchange Commission on September 2, 2025).
Sole power to vote or to direct the vote: 285,915
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 285,915
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- LMI Partners, LLC: /s/ J. Daniel Graham, J. Daniel Graham/Vice President (09/15/2025)